United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 Mexico, D.F., Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-182394).

EXHIBITS

Second Supplemental Indenture, dated as of July 16, 2012, between América Móvil, S.A.B. de C.V., as Issuer, and The Bank of New York Mellon, as Trustee, relating to the 3.125% Senior Notes due 2022.	Exhibit 4.1

Third Supplemental Indenture, dated as of July 16, 2012, between América Móvil, S.A.B. de C.V., as Issuer, and The Bank of New York Mellon, as Trustee, relating to the 4.375% Senior Notes due 2042.	Exhibit 4.2

Specimen of Global Note representing the 3.125% Senior Notes due 2022.	Exhibit 4.3

Specimen of Global Note representing the 4.375% Senior Notes due 2042.	Exhibit 4.4

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated July 16, 2012.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated July 16, 2012.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer

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